UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
THE SECURITIES EXCHANGE ACT OF 1934
OPKO HEALTH, INC.
(Exact name of Registrant as specified in Its Charter)

Delaware	75-2402409

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4400 Biscayne Blvd. Suite 900 Miami, Florida	33137

Address of principal executive office)	(Zip Code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Stock, par value $0.01 per share	American Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12 (b) of the Exchange Act and is effective pursuant to General Instruction A. (c), please check the following box. ☒
If this form relates to the registration of a class of securities pursuant to Section 12 (g) of the Exchange Act and is effective pursuant to General Instruction A. (d), please check the following box. ☐
Securities Act registration statement file number to which this form relates:
(if applicable)
Securities to be registered pursuant to Section 12 (g) of the Act:

(Title of Class)

(Title of Class)

INFORMATION REQUIRED IN
REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, $0.01 par value per share.
The following summary of provisions of our common stock and preferred stock is not complete and a full understanding requires a review of our amended and restated certificate of incorporation and amended and restated bylaws that are included as exhibits to this registration statement and the provisions of applicable law.
Common Stock
As of June 7, 2007, 36,605,954 shares of our common stock were outstanding and held by approximately 156 record holders. Subject to the prior rights of the holders of any shares of preferred stock currently outstanding or which may be issued in the future, the holders of the common stock are entitled to receive dividends from our funds legally available therefor when, as and if declared by our board of directors, and are entitled to share ratably in all of our assets available for distribution to holders of common stock upon the liquidation, dissolution or winding-up of our affairs subject to the liquidation preference, if any, of any then outstanding shares of preferred stock. Holders of our common stock do not have any preemptive, subscription, redemption or conversion rights. Holders of our common stock are entitled to one vote per share on all matters which they are entitled to vote upon at meetings of stockholders or upon actions taken by written consent pursuant to Delaware corporate law. The holders of our common stock do not have cumulative voting rights, which means that the holders of a plurality of the outstanding shares can elect all of our directors. All of the shares of our common stock currently issued and outstanding are fully-paid and nonassessable. No dividends have been paid to holders of our common stock since our incorporation, and no cash dividends are anticipated to be declared or paid in the reasonably foreseeable future.
Preferred Stock
Our board of directors has the authority, without further action by the holders of the outstanding common stock, to issue preferred stock from time to time in one or more classes or series, to fix the number of shares constituting any class or series and the stated value thereof, if different from the par value, as to fix the terms of any such series or class, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference of such class or series. We presently have two series of preferred stock outstanding, designated as Series A convertible preferred stock (the “Series A preferred stock”) and Series C convertible preferred stock (the “Series C preferred stock”). We have no present plans to issue any other series or class of preferred stock. The designations, rights and preferences of the Series A preferred stock and the Series C Preferred Stock are set forth in the certificate of designations of Series A convertible preferred stock and the certificate of designations of Series C convertible preferred stock, each of which has been filed with the Secretary of State of the State of Delaware.

Series A Preferred Stock
Of the authorized preferred stock, 4,000,000 shares have been designated Series A preferred stock, 982,819 of which are currently issued and outstanding and held by 66 stockholders. Dividends are payable on the Series A preferred stock in the amount of $.25 per share, payable annually in arrears. At the option of our board of directors, dividends will be paid either (i) wholly or partially in cash or (ii) in newly issued shares of Series A preferred stock valued at $2.50 per share to the extent cash dividend is not paid.
Holders of Series A preferred stock have the right to convert their shares, at their option exercisable at any time, into shares of our common stock on a one-for-one basis subject to anti-dilution adjustments. These anti-dilution adjustments are triggered in the event of any subdivision or combination of our outstanding common stock, any payment by us of a stock dividend to holders of our common stock or other occurrences specified in the certificate of designations relating to the Series A preferred stock. We may elect to convert the Series A preferred stock into common stock or a substantially equivalent preferred stock in the case of a merger or consolidation in which we do not survive, a sale of all or substantially all of our assets or a substantial reorganization of us.
Each share of Series A preferred stock is entitled to one vote on all matters on which the common stock has the right to vote. Holders of Series A preferred stock are also entitled to vote as a separate class on any proposed adverse change in the rights, preferences or privileges of the Series A preferred stock and any increase in the number of authorized shares of Series A preferred stock. In the event of any liquidation or winding up of the Company, the holders of the Series A preferred stock will be entitled to receive $2.50 per share plus any accrued and unpaid dividends before any distribution to the holders of the common stock and any other class of series of preferred stock ranking junior to it.
We may redeem the outstanding shares of Series A preferred stock for $2.50 per share (plus accrued and unpaid dividends), at any time.
Series C Preferred Stock
Of the authorized preferred stock, 500,000 shares have been designated Series C preferred stock, of which 457,584 are currently issued and outstanding and held by 30 stockholders. Cumulative dividends are payable on the Series C preferred stock in the amount of $1.54 per share when declared by the board of directors.
Holders of our Series C preferred stock have the right to convert their shares, at their option exercisable at any time, into shares of our common stock on a one hundred-for-one basis subject to anti-dilution adjustments. These anti-dilution adjustments are triggered in the event of any subdivision or combination of our outstanding common stock, any payment by us of a stock dividend to holders of our common stock or other occurrences specified in the certificate of designations relating to the Series C preferred stock.

The shares of Series C preferred stock will automatically convert into shares of common stock, on a one-hundred-for-one basis (subject to adjustment as noted above), if (a) our common stock trades above $3.83 per share on any of the specified exchanges for ten consecutive days, (b) we raise at least $30,000,000 in proceeds at a per share valuation of at least $1.92, or (c) at least 60% of the holders of the Series C preferred stock so elect.
Each share of Series C preferred stock is entitled to 100 votes on all matters on which the common stock has the right to vote. Holders of Series C preferred stock are also entitled to vote as a separate class on any proposed adverse change in the rights, preferences or privileges of the Series C preferred stock and any increase in the number of authorized shares of Series C preferred stock. In the event of any liquidation or winding up of the Company or any change of control transaction (including certain mergers and sales of stock or assets), the holders of our Series C preferred stock will be entitled to receive $77.00 per share plus any accrued and unpaid dividends before any distribution to the holders of the other classes of preferred stock or common stock. The Series C preferred stock will be entitled hereafter (and after the payment of any other liquidation preference on any other class or series of preferred stock) to share in our remaining assets on a pro-rata basis with the holders of common stock and any other series or class of participating preferred stock.
Each holder of Series C preferred stock has a pre-emptive right to purchase a pro rata share of any equity securities offered for sale by us in a private placement transaction for a period of 18 months following the Mergers subject to customary exceptions set forth in the certificate of designations relating to the Series C preferred stock.
Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation, our By-Laws and Delaware Law
Delaware Statute.
We are subject to Section 203 of the Delaware General Corporation law, which prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
•	prior to such date, our board of directors approves either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock, excluding shares held by directors, officers and certain employee stock plans; or

•	on or after the consummation date, the business combination is approved by our board of directors and by the affirmative vote at an annual or special meeting of stockholders holding of at least two-thirds of our outstanding voting stock that is not owned by the interested stockholder.

For purposes of Section 203, a “business combination” includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is generally a person who, together with affiliates and associates of such person:
•	owns 15% or more of outstanding voting stock; or

•	is an affiliate or associate of ours and was the owner of 15% or more of our outstanding voting stock at any time within the prior three years.
Certificate of Incorporation and Bylaw Provisions.
Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that, among others, could have the effect of delaying, deferring, or discouraging potential acquisition proposals and could delay or prevent a change of control of us. The provisions in our amended and restated certificate of incorporation and amended and restated bylaws that may have such effect include:
•	Preferred Stock. As noted above, our board of directors, without stockholder approval, has the authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, we could issue preferred stock quickly and easily, which could adversely affect the rights of holders of our common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

•	Election and Removal of Directors. Directors may be removed by the affirmative vote of the holders of at least a majority of the voting power of all of the outstanding shares of capital stock of the corporation entitled to vote thereon, voting together as a single class.

•	Stockholder Meetings. Under our certificate of incorporation and bylaws, special meetings of our stockholders may be called only by the vote of a majority of the entire board. Our stockholders may not call a special meeting of the stockholders.

•	Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee thereof.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, New York, New York.
American Stock Exchange Listing
Our common stock has been approved for listing on the American Stock Exchange under the trading symbol “OPK.”

Item 2. Exhibits.
The following exhibits are filed herewith or incorporated by reference as indicated below:

Exhibit
Number	Exhibit Description	Method of Filing

3.1	Amended and Restated Certificate of Incorporation of the Company.	Filed herewith.

3.2	Amended and Restated Bylaws of the Company, as amended.	Filed herewith.

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

OPKO HEALTH, INC. (Registrant)
	By:	/s/ Adam Logal
		Name:	Adam Logal
Date: June 8, 2007		Title:	Executive Director of Finance, Chief Accounting Officer and Treasurer